SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

AMENDMENT NO. 1

CARROLS RESTAURANT GROUP, INC.

(Name of the Issuer)

Carrols Restaurant Group, Inc.

Restaurant Brands International Inc.

BK Cheshire Corp.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14574X104

(CUSIP Number of Class of Securities)

Carrols Restaurant Group, Inc. 968 James Street Syracuse, New York 13203 Tel: (315) 424-0513	Restaurant Brands International Inc. and BK Cheshire Corp. 130 King Street West, Suite 300 Toronto, Ontario Canada, M5X 1E1 Tel: (905) 845-6511

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Derek Winokur Iliana Ongun Milbank LLP 55 Hudson Yards New York, New York 10001-2163 Tel: (212) 530-5000	Scott A. Barshay Laura C. Turano Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 Tel: (212) 373-3000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION

This Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Carrols Restaurant Group, Inc., a Delaware corporation (“Carrols” or the “Company”) and the issuer of the common stock, par value $0.01 per share (the “Company Common Stock”) that is the subject of the Rule 13e-3 transaction; (2) Restaurant Brands International Inc., a corporation existing under the laws of Canada (“Parent”); and (3) BK Cheshire Corp., a Delaware corporation and a subsidiary of Parent (“Merger Sub”, and together with Parent, the “Buyer Parties”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated January 16, 2024 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among Carrols, Parent and Merger Sub. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Carrols (the “Merger”), with Carrols surviving the Merger as a subsidiary of Parent (such entity sometimes referred to herein as the “Surviving Corporation”).

At the effective time of the Merger (the “Effective Time”):

(i)	each share of common stock, par value $0.001 per share, of Merger Sub that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation;

(ii)	each share of Company Common Stock outstanding as of immediately prior to the Effective Time (other than (a) Owned Company Shares (as defined below), (b) shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by Company stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have properly and validly exercised their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) (such shares being referred to collectively as the “Dissenting Company Shares” until such time as the holder thereof fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under the Laws of the State of Delaware with respect to such shares), and (c) Company RSAs and Company PSAs (each as defined below), which will be treated as set forth below) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $9.55, without interest thereon (the “Per Share Price”), in accordance with the provisions of the Merger Agreement;

(iii)	each share of Company Common Stock that is (a) held by the Company and its subsidiaries, (b) owned by the Buyer Parties, or (c) owned by any direct or indirect subsidiary of the Buyer Parties as of immediately prior to the Effective Time (each, an “Owned Company Share”) shall remain issued and outstanding as a share of common stock of the Surviving Corporation; and

(iv)	each share of Series D convertible preferred stock, par value $0.01 per share, of the Company (the “Series D Preferred Stock”) that is outstanding as of immediately prior to the Effective Time shall remain issued and outstanding as a share of Series D Preferred Stock of the Surviving Corporation, on the terms set forth in the Series D Preferred Stock Certificate of Designation, dated December 20, 2022.

The Merger Agreement also provides that, at the Effective Time, by virtue of the Merger:

(i)	each award of restricted stock of the Company issued under the Carrols Restaurant Group, Inc. 2016 Stock Incentive Plan, as amended and restated effective June 16, 2023, and the Carrols Restaurant Group, Inc. 2006 Stock Incentive Plan (as amended from time to time) (collectively, the “Company Equity Plans”), other than a Company PSA (as defined below) (“Company RSA”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time will fully vest, be cancelled, and automatically convert into the right to receive an amount in cash equal to the product of (a) the aggregate number of shares of Company Common Stock subject to such Company RSA, multiplied by (b) the Per Share Price, subject to any applicable withholding taxes payable in respect thereof;

(ii)	each award of restricted stock of the Company granted under the Company Equity Plans whose vesting is conditioned in full or in part based on achievement of performance goals or metrics (“Company PSA”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time will fully vest, be cancelled, and automatically convert into the right to receive an amount in cash equal to the product of (a) the aggregate number of shares of Company Common Stock subject to such Company PSA (with any performance conditions deemed to be earned at “target” performance), multiplied by (b) the Per Share Price, subject to any applicable withholding taxes payable in respect thereof;

(iii)	each restricted stock unit award granted under the Company Equity Plans, other than a Company PSU (as defined below) (“Company RSU”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time will fully vest, be cancelled, and automatically convert into the right to receive an amount in cash equal to the product of (a) the aggregate number of shares of Company Common Stock subject to such Company RSU (together with any accrued and unpaid dividends or dividend equivalents corresponding to such Company RSU), multiplied by (b) the Per Share Price, subject to any applicable withholding taxes payable in respect thereof;

(iv)	each restricted stock unit award granted under the Company Equity Plans whose vesting is conditioned in full or in part based on achievement of performance goals or metrics (“Company PSU”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time will fully vest, be cancelled, and automatically converted, into the right to receive an amount in cash equal to the product of (a) the aggregate number of shares of Company Common Stock subject to such Company PSU (together with any accrued and unpaid dividend or dividend equivalents corresponding to such Company PSU) (with any performance conditions deemed to be earned based on the greater of “target” or “actual” performance, as measured through the Effective Time and extrapolated over the full performance period; provided, that, if the Effective Time occurs on or prior to December 31, 2024, the performance conditions for the Company PSUs granted in 2024 shall be deemed to be earned based on “target” performance), multiplied by (b) the Per Share Price, subject to any applicable withholding taxes payable in respect thereof; and

(v)	each option to purchase shares of Company Common Stock granted under the Company Equity Plans (“Company Option”), whether vested or unvested, that is unexpired, unexercised, and outstanding as of immediately prior to the Effective Time will fully vest, be cancelled, and automatically convert into the right to receive an amount in cash equal to the product of (a) the aggregate number of shares of Company Common Stock subject to such Company Option, multiplied by (b) the excess, if any, of the Price Per Share over the applicable exercise price per share applicable to such Company Option, subject to any applicable withholding taxes in respect thereof. Each Company Option with an exercise price per share that is equal to or greater than the Per Share Price will be cancelled immediately upon the Effective Time for no consideration.

Upon completion of the Merger, the Company Common Stock will be delisted from the Nasdaq Stock Market, will be deregistered under the Exchange Act and will no longer be publicly traded. At such time, the Company’s stockholders will cease to have any ownership interest in the Company.

The board of directors of the Company (the “Board”) formed a special committee of the Board comprised solely of independent and disinterested directors (the “Special Committee”) to engage with Parent to consider other potential value creation opportunities and to take other actions that the Special Committee deemed appropriate. The Special Committee, as more fully described in the preliminary Proxy Statement (as defined below), evaluated the Merger, with the assistance of its own independent financial and legal advisors. At the conclusion of its review, the Special Committee, among other things, unanimously, pursuant to resolutions adopted at a meeting of the Special Committee held on January 15, 2024, unanimously (1) determined that it is in the best interests of Carrols and Carrols Stockholders (including the Unaffiliated Company Stockholders), and declared it advisable, to enter into the Merger Agreement and consummate the Merger and the transactions contemplated therein, (2) recommended that the Board approve and adopt the execution and delivery of the Merger Agreement by Carrols, the performance by Carrols of its covenants and other obligations thereunder, and the consummation of the Merger and the transactions contemplated therein upon the terms and conditions set forth therein, in accordance with the DGCL, and (3) resolved to recommend to the Board that it recommend that the Carrols Stockholders adopt the Merger Agreement in accordance with the DGCL. For this purpose, “Unaffiliated Company Stockholders” means the holders of Company Common Stock other than (i) Parent, Merger Sub and their affiliates, (ii) any members of the Board who are employees of Parent or its affiliates, (iii) any officer of the Company and (iv) any “immediate family” (as defined in Rule 16a-1 of the Exchange Act) member of any person described in the foregoing clauses (i) to (iii), or any “affiliate” or “associate” (as defined in Rule 12b-2 of the Exchange Act) of any person described in the foregoing clauses (i) to (iii).

The Board, acting upon the unanimous recommendation of the Special Committee, unanimously (1) determined that it is in the best interests of the Company and the Company stockholders (including the Unaffiliated Company Stockholders), and declared it advisable, to enter into the Merger Agreement and consummate the Merger and the transactions contemplated therein, (2) approved and adopted the execution and delivery of the Merger Agreement by the Company, the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Merger and the transactions contemplated therein, upon the terms and conditions set forth therein, in accordance with the DGCL, and (3) resolved to recommend that the Company stockholders adopt the Merger Agreement in accordance with the DGCL.

The Merger cannot be completed without the affirmative vote of (1) the holders of a majority of the voting power of the outstanding Company Common Stock and Carrols preferred entitled to vote thereon, voting together as a single class; and (2) the holders of a majority of the outstanding Company Common Stock held by the Unaffiliated Company Stockholders, in each case, to adopt and approve the Merger Agreement and the Merger.

Concurrently with the filing of this Transaction Statement, the Company is filing an Amendment No. 1 to its preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC, pursuant to which the Company is soliciting proxies from the Company’s stockholders in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1) and is incorporated herein. A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

SCHEDULE 13E-3 ITEMS

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

Item 2. Subject Company Information

(a) Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“The Parties to the Merger—Carrols”

“Important Information Regarding Carrols”

“Questions and Answers”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting—Record Date; Shares Entitled to Vote”

“Summary Term Sheet—The Special Meeting—Quorum”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“Questions and Answers”

“Important Information Regarding Carrols—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Carrols—Market Price of Carrols Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Carrols—Dividends”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Carrols—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Carrols—Other Carrols Transactions of Note

“Important Information Regarding Carrols—Transactions by Carrols and the Buyer Parties”

Item 3. Identity and Background of Filing Person

(a) – (c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“The Parties to the Merger”

“Important Information Regarding Carrols”

“Important Information Regarding the Buyer Parties”

Item 4. Terms of the Transaction

(a)-(1) Material terms. Tender offers. Not applicable

(a)-(2) Material terms. Mergers or similar transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Carrols Board”

“Special Factors—Position of the Buyer Parties as to the Fairness of the Merger”

“Special Factors—Plans for Carrols After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Carrols if the Merger is Not Completed”

“Special Factors—Interests of Carrols’ Directors and Executive Officers in the Merger”

“Special Factors—Certain U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Accounting Treatment”

“The Special Meeting—Votes Required”

“The Merger Agreement—Exchange and Payment Procedures”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Conditions to the Closing of the Merger”

Annex A—Agreement and Plan of Merger

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of Carrols’ Directors and Executive Officers in the Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Exchange and Payment Procedures”

“The Merger Agreement—Employee Benefits”

“The Merger Agreement—Indemnification and Insurance”

“The Voting Agreement”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex C—Voting Agreement

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Appraisal Rights”

“Questions and Answers”

“The Special Meeting—Appraisal Rights”

“Special Factors—Certain Effects of the Merger”

“Appraisal Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Carrols Board”

“Provisions for Unaffiliated Company Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Carrols’ Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Voting Agreement”

“Important Information Regarding Carrols—Prior Public Offerings”

“Important Information Regarding Carrols—Other Carrols Transactions of Note

“Important Information Regarding Carrols—Transactions by Carrols and the Buyer Parties”

“Important Information Regarding Carrols—Past Contracts, Transactions, Negotiations and Agreements”

“Important Information Regarding the Buyer Parties”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex C—Voting Agreement

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Carrols Board”

“Special Factors—Position of the Buyer Parties as to the Fairness of the Merger”

“Special Factors—Interests of Carrols’ Directors and Executive Officers in the Merger”

“The Merger Agreement”

“The Voting Agreement”

Annex A—Agreement and Plan of Merger

Annex C—Voting Agreement

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Intent of Carrols’ Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Interests of Carrols’ Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Special Meeting—Votes Required”

“The Voting Agreement”

“Important Information Regarding Carrols—The Stockholders Agreement”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex C—Voting Agreement

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for Carrols After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Carrols if the Merger is Not Completed”

“Special Factors—Interests of Carrols’ Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of Carrols Common Stock”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Effect of the Merger”

“The Merger Agreement—Directors and Officers; Certificate of Incorporation; Bylaws”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Exchange and Payment Procedures”

Annex A—Agreement and Plan of Merger

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Carrols Board”

“Special Factors— Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Position of the Buyer Parties as to the Fairness of the Merger”

“Special Factors—Plans for Carrols After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Carrols if the Merger Is Not Completed”

“Special Factors—Intent of Carrols’ Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Interests of Carrols’ Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Effect of the Merger”

“The Merger Agreement—Directors and Officers; Certificate of Incorporation; Bylaws”

“The Merger Agreement—Merger Consideration”

“The Voting Agreement”

“Important Information Regarding Carrols”

Annex A—Agreement and Plan of Merger

Annex B—Opinion of Jefferies LLC

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Carrols Board”

“Special Factors— Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Position of the Buyer Parties as to the Fairness of the Merger”

“Special Factors—Plans for Carrols After the Merger”

“Special Factors—Certain Effects of the Merger”

Annex B—Opinion of Jefferies LLC

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Carrols Board”

“Special Factors—Position of the Buyer Parties as to the Fairness of the Merger”

“Special Factors—Plans for Carrols After the Merger”

“Special Factors—Certain Effects on Carrols if the Merger is Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Carrols Board”

“Special Factors— Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Position of the Buyer Parties as to the Fairness of the Merger”

“Special Factors—Plans for Carrols After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Carrols if the Merger is Not Completed”

“Special Factors—Unaudited Prospective Financial Information”

Annex B—Opinion of Jefferies LLC

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Carrols Board”

“Special Factors— Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Position of the Buyer Parties as to the Fairness of the Merger”

“Special Factors—Plans for Carrols After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Carrols if the Merger is Not Completed”

“Special Factors—Interests of Carrols’ Directors and Executive Officers in the Merger”

“Special Factors—Certain U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Delisting and Deregistration of Carrols Common Stock”

“The Merger Agreement—Effect of the Merger”

“The Merger Agreement—Directors and Officers; Certificate of Incorporation; Bylaws”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Indemnification and Insurance”

“The Merger Agreement—Employee Benefits”

“Appraisal Rights”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex B—Opinion of Jefferies LLC

Item 8. Fairness of the Transaction

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Carrols Board”

“Special Factors— Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Position of the Buyer Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Carrols’ Directors and Executive Officers in the Merger”

Annex B—Opinion of Jefferies LLC

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Carrols Board”

“Special Factors—Position of the Buyer Parties as to the Fairness of the Merger”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“The Special Meeting—Votes Required”

“The Special Meeting—Voting of Proxies”

“The Special Meeting—Revocability of Proxies”

“The Merger Agreement—Conditions to the Closing of the Merger”

“Proposal 1: The Merger Proposal”

Annex A—Agreement and Plan of Merger

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Carrols Board”

“Special Factors—Position of the Buyer Parties as to the Fairness of the Merger”

“Special Factors— Opinion of the Special Committee’s Financial Advisor”

Annex B—Opinion of Jefferies LLC

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Carrols Board”

“Special Factors—Position of the Buyer Parties as to the Fairness of the Merger”

“Special Factors—Interests of Carrols’ Directors and Executive Officers in the Merger”

“Special Factors—Intent of Carrols’ Directors and Executive Officers to Vote in Favor of the Merger”

(f) Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Carrols Board”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Carrols Board”

“Special Factors— Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Position of the Buyer Parties as to the Fairness of the Merger”

“Where You Can Find Additional Information”

Annex B—Opinion of Jefferies LLC

(c) Availability of documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Where You Can Find Additional Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Company Common Stock or by a representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a) – (b) Source of funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Other Covenants”

“The Merger Agreement—Conditions to the Closing of the Merger”

“The Merger Agreement—Conduct of Business Pending the Merger”

Annex A—Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects on Carrols if the Merger is Not Completed”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

“The Merger Agreement—Fees and Expenses”

“The Merger Agreement—Company Termination Fee”

Annex A—Agreement and Plan of Merger

(d) Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Other Covenants”

The Commitment Letter, dated January 16, 2024, by and among 1011778 B.C. Unlimited Liability Company, JPMorgan Chase Bank, N.A. and the other parties joined to the Commitment Letter from time to time, is attached hereto as Exhibit (b)(i) and is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Carrols’ Directors and Executive Officers in the Merger”

“Important Information Regarding Carrols—Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding the Buyer Parties”

“The Voting Agreement”

Annex C—Voting Agreement

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Important Information Regarding Carrols—Other Carrols Transactions of Note

“Important Information Regarding Carrols—Transactions by Carrols and the Buyer Parties”

“Important Information Regarding Carrols—Prior Public Offerings”

“The Merger Agreement”

“The Voting Agreement”

Annex A—Agreement and Plan of Merger

Annex C—Voting Agreement

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Carrols Board”

“Special Factors—Position of the Buyer Parties as to the Fairness of the Merger”

“Special Factors—Intent of Carrols’ Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“The Special Meeting—Votes Required”

“The Voting Agreement”

Annex C—Voting Agreement

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Carrols Board”

“Special Factors—Position of the Buyer Parties as to the Fairness of the Merger”

“Proposal 1: The Merger Proposal”

Item 13. Financial Information

(a) Financial statements. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Unaudited Prospective Financial Information”

“Important Information Regarding Carrols—Book Value Per Share”

“Important Information Regarding Carrols—Selected Historical Consolidated Financial Data”

“Where You Can Find Additional Information”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Carrols Board”

“Special Factors—Position of the Buyer Parties as to the Fairness of the Merger”

“Special Factors—Interests of Carrols’ Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Carrols’ Directors and Executive Officers in the Merger”

“The Merger Agreement—Merger Consideration”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)	Preliminary Proxy Statement of Carrols Restaurant Group, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed on April 9, 2024 and incorporated herein by reference).
(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(iii)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(v)	Current Report on Form 8-K, dated January 16, 2024 (included in Schedule 14A filed by Carrols Restaurant Group, Inc. on January 16, 2024 and incorporated herein by reference).
(a)(2)(vi)	Recorded Communication by Joseph Hoffman, Chief Restaurant Officer of Carrols Restaurant Group, Inc., to Popeyes Employees, dated January 16, 2024 (included in Schedule 14A filed by Carrols Restaurant Group, Inc. on January 17, 2024 and incorporated herein by reference).
(a)(2)(vii)	E-mail from Deborah Derby, the President and Chief Executive Officer of Carrols Restaurant Group, Inc., to Carrols Employees, dated January 16, 2024 (included in Schedule 14A filed by Carrols Restaurant Group, Inc. on January 17, 2024 and incorporated herein by reference).
(a)(2)(viii)	Presentation shared with Investors of Restaurant Brands International, Inc., dated January 16, 2024 (included in Schedule 14A filed by Carrols Restaurant Group, Inc. on January 17, 2024 and incorporated herein by reference).
(a)(2)(ix)	Recorded Communication, featuring Deborah Derby, the President and Chief Executive Officer of Carrols Restaurant Group, Inc., and Tom Curtis, President, Burger King U.S. & Canada of Restaurant Brands International Inc., shared with Carrols Employees, dated January 16, 2024 (included in Schedule 14A filed by Carrols Restaurant Group, Inc. on January 17, 2024 and incorporated herein by reference).
(b)(i)	Commitment Letter, dated January 16, 2024, by and among 1011778 B.C. Unlimited Liability Company, JPMorgan Chase Bank, N.A. and the other parties joined to the Commitment Letter from time to time.*
(c)(i)	Opinion of Jefferies LLC, dated January 15, 2024 (included as Annex B to the Proxy Statement and incorporated herein by reference).
(c)(ii)	Discussion Materials of Jefferies LLC to the Special Committee, dated January 11, 2024.*
(c)(iii)	Discussion Materials of Jefferies LLC to the Special Committee, dated January 15, 2024.*
(d)(i)	Agreement and Plan of Merger, dated as of January 16, 2024, by and among the Company, Parent and Merger Sub (included as Annex A to the Proxy Statement and incorporated herein by reference).
(d)(ii)	Voting Agreement, dated as of January 16, 2024, by and among Parent, Cambridge Franchise Holdings, LLC, Matthew Perelman and Alexander Sloane (included as Annex C to the Proxy Statement and incorporated herein by reference).
(f)	Section 262 of the Delaware General Corporation Law (included as Annex D to the Proxy Statement and incorporated herein by reference).
107	Filing Fee Table.*

*	Previously filed with the Transaction Statement on the Schedule 13E-3 filed with the SEC on March 4, 2024.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2024

CARROLS RESTAURANT GROUP, INC.

By:	/s/ Deborah M. Derby
	Name:	Deborah M. Derby
	Title:	President and Chief Executive Officer

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2024

RESTAURANT BRANDS INTERNATIONAL INC.

By:	/s/ Jill Granat
	Name:	Jill Granat
	Title:	General Counsel and Secretary

BK CHESHIRE CORP.

By:	/s/ Jill Granat
	Name:	Jill Granat
	Title:	Secretary

[Signature Page to SC 13E-3]